Exhibit (d)(2)
NETAPP, INC.
PERFORMANCE UNIT AGREEMENT AND
ELECTION TO TRANSFER EMPLOYER’S SECONDARY
CLASS 1 NATIONAL INSURANCE LIABILITY
NetApp, Inc. (the “Company”) hereby grants you, (the “Participant”), an award of performance units (“Performance Units”) under the NetApp, Inc. 1999 Stock Option Plan (the “Plan”). Subject to the provisions of Appendix A (attached) and of the Plan, the principal features of this award are as follows:
Participant:
«FIRST_NAME» «MIDDLE_NAME» «LAST_NAME»
«ADDRESS_LINE_1»
«ADDRESS_LINE_2»
«CITY», «STATE» «ZIP_CODE»
«COUNTRY»
Grant Date: «GRANT_DATE»
Grant Number: «NUM»
Number of Performance Units: «SHARES»
Vesting Commencement Date: «VEST_BASE_DATE»
Vesting of Performance Units: The Performance Units will vest according to the following schedule:
Twenty-five percent (25%) of the Performance Units will vest on the first annual anniversary of the Vesting Commencement Date, and on the next three annual anniversary dates thereafter, subject to Participant’s continuous Service through each such date.
Unless otherwise defined herein or in Appendix A, capitalized terms herein or in Appendix A will have the defined meanings ascribed to them in the Plan.
Participant acknowledges and agrees that by clicking the “ACCEPT” button on the Company’s on-line grant agreement (“OLGA”) response page, it will act as Participant’s electronic signature to the Performance Unit Agreement (the “Agreement”) and will result in a contract between Participant and the Company with respect to this award of Performance Units. Participant agrees and acknowledges that Participant’s electronic signature indicates Participant’s agreement and understanding that this award of Performance Units is subject to all of the terms and conditions contained in Appendix A and the Plan. For example, important additional information on vesting and forfeiture of the Performance Units is contained in Paragraphs 3 through 5, 7 and 8 of Appendix A. PLEASE BE SURE TO READ ALL OF APPENDIX A, WHICH CONTAINS THE SPECIFIC TERMS AND CONDITIONS OF THIS AGREEMENT.
Participant should retain a copy of Participant’s electronically signed Agreement; Participant may obtain a paper copy at any time and at the Company’s expense by requesting one from Stock Administration at stockadmin@netapp.com. If Participant would prefer not to electronically sign this Agreement, Participant may accept this Agreement by signing a paper copy of the Agreement and delivering it to Stock Administration at 495 E. Java Drive, Sunnyvale, CA 94089. A copy of the Plan is available upon request made to Stock Administration.

APPENDIX A
TERMS AND CONDITIONS OF PERFORMANCE UNITS
Grant # «NUM»
     1. Grant. The Company hereby grants to the Participant under the Plan an award of Performance Units, subject to all of the terms and conditions in this Agreement and the Plan.
     2. Company’s Obligation to Pay. Each Performance Unit represents the right to receive a share of Common Stock on the date it becomes vested. Unless and until the Performance Units will have vested in the manner set forth in paragraphs 3 and 4, the Participant will have no right to payment of any such Performance Units. Prior to actual payment of any vested Performance Units, such Performance Units will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.
     3. Vesting Schedule. Subject to paragraph 4, the Performance Units awarded by this Agreement will vest in the Participant according to the vesting schedule set forth on the attached Performance Unit Agreement, subject to the Participant’s continuous Service through each such date.
     4. Forfeiture upon Termination of Continuous Service. Notwithstanding any contrary provision of this Agreement, if the Participant’s continuous Service terminates for any or no reason, the then-unvested Performance Units awarded by this Agreement will thereupon be forfeited at no cost to the Company and the Participant will have no further rights thereunder.
     5. Payment after Vesting. Any Performance Units that vest in accordance with paragraph 3 will be paid to the Participant (or in the event of the Participant’s death, to his or her estate) in whole shares of Common Stock, provided that to the extent determined appropriate by the Company, any federal, state and local withholding taxes with respect to such Performance Units will be paid by reducing the number of shares actually paid to the Participant (see Section 7). Subject to the provisions of Section 5(b), vested Performance Units will be paid in whole shares of Common Stock as soon as practicable after vesting, but in each such case no later than the date that is two-and-one-half (2 1/2) months from the later of (i) the end of the Company’s tax year that includes the vesting date, or (ii) the end of Participant’s tax year that includes the vesting date.
          (b) Notwithstanding anything in the Plan or this Agreement to the contrary, if the vesting of the balance, or some lesser portion of the balance, of the Performance Units is accelerated in connection with Participant’s termination of continuous Service (provided that such termination is a “separation from service” within the meaning of Section 409A, as determined by the Company), other than due to death, and if (x) Participant is a “specified employee” within the meaning of Section 409A at the time of such termination of continuous Service and (y) the payment of such accelerated Performance Units will result in the imposition of additional tax under Section 409A if paid to Participant on or within the six (6) month period following Participant’s termination of continuous Service, then the payment of such accelerated Performance Units will not be made until the date six (6) months and one (1) day following the date of Participant’s termination of continuous Service, unless Participant dies following his or her termination, in which case, the Performance Units will be paid in shares of Common Stock in accordance with Section 6 as soon as practicable following his or her death. It is the intent of this Agreement to comply with the requirements of Section 409A so that none of the Performance Units provided under this Agreement or shares of Common Stock issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.
     6. Payments after Death. Any distribution or delivery to be made to the Participant under this Agreement will, if the Participant is then deceased, be made to the Participant’s designated beneficiary, or if no beneficiary survives the Participant, administrator or executor of the Participant’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.
     7. Withholding of Taxes. Notwithstanding any contrary provision of this Agreement, no shares of Common Stock will be issued to the Participant, unless and until satisfactory arrangements (as determined by the Plan Administrator) will have been made by the Participant with respect to the payment of income (including under Pay As You Earn (“PAYE”)), employment, social insurance, payroll tax, payment on account and other taxes which the Company determines must be withheld with respect to such Shares so issuable (the “Withholding Taxes”). The Company’s assessment shall be final and binding on Participant. Participant acknowledges that the ultimate liability for all Withholding Taxes legally due by the Participant is and remains the Participant’s responsibility and that the Company and/or the Participant’s actual employer (the “Employer”) (i) make no representations or undertakings regarding the treatment of any Withholding Taxes in connection with any aspect of the Performance Units, including the grant of the Performance Units, the vesting of Performance Units, the settlement of the Performance Units in shares of Common Stock or the receipt of an equivalent cash payment, the subsequent sale of any shares of Common Stock acquired at vesting and the receipt of any dividends; and (ii) do not commit to structure the terms of the grant or any aspect of the Performance Units to reduce or eliminate the Participant’s liability for Withholding Taxes. The question whether Withholding Taxes (including PAYE) is to be accounted for, and if so, the amount due upon the assignment or release (as the case may be) shall be assessed by the Company or the Employer having regard to the income tax rates in force at that time, taking into account relief for Secondary Contributions that are payable by Participant (if any) and the prevailing legislation.
     To satisfy the Withholding Taxes, the Company may withhold otherwise deliverable shares of Common Stock upon vesting of Performance Units, according to the vesting schedule, or such other event giving rise to Withholding Taxes, having a Fair Market Value equal to the minimum amount required to be withheld for the payment of the Withholding Taxes pursuant to such procedures as the Plan Administrator may specify from time to time. The Company will not retain fractional shares of Common Stock to satisfy any portion of the Withholding Taxes. If the Plan Administrator determines that the withholding of whole shares of Common Stock results in an over-withholding to meet the minimum tax withholding requirements, a reimbursement will be made to the Participant as soon as administratively possible.

     If the Company does not withhold in shares of Common Stock as described above, prior to the issuance of shares of Common Stock upon vesting of Performance Units or the receipt of an equivalent cash payment, the Participant shall pay, or make adequate arrangements satisfactory to the Company or to the Employer (in their sole discretion) to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, the Participant authorizes the Company or the Employer to withhold all applicable Withholding Taxes legally payable by the Participant from the Participant’s wages or other cash compensation payable to the Participant by the Company or the Employer or from any equivalent cash payment received upon vesting of the Performance Units. Alternatively, or in addition, if permissible under local law, the Participant may instruct and authorize the Plan Administrator to pay Withholding Taxes, in whole or in part, by one of the additional following alternatives:
          (a) the Participant providing irrevocable instructions to a Company-designated broker to deliver cash to the Company (or the Employer) from the Participant’s previously established account with such broker equal to the Withholding Taxes; or
          (b) the Participant providing irrevocable instructions to a Company-designated broker to sell a sufficient number of shares of Common Stock otherwise deliverable to the Participant having a Fair Market Value equal to the Withholding Taxes, provided that such sale does not violate Company policy or Applicable Laws.
     If the Participant fails to make satisfactory arrangements for the payment of the Withholding Taxes hereunder at the time any applicable Performance Units otherwise are scheduled to vest pursuant to Section 3, or such other event giving rise to Withholding Taxes, the Participant will permanently forfeit such Performance Units and any shares of Common Stock otherwise deliverable with respect thereto, and the Performance Units will be returned to the Company at no cost to the Company.
     8. Joint Election. The Employer has authorized the Company to enter into the following election with Participant.
          (a) Participant acknowledges that to the extent Participant is subject to income tax pursuant to Section 135 of the U.K. Income and Company Taxes Act 1988 and to Class 1 NIC pursuant to Section 4 of the U.K. Social Security Contributions and Benefits Act 1992 (the “SSCBA”), Participant shall be liable to pay the employee’s primary Class 1 National Insurance Contributions (the “Primary Contributions”) upon the occurrence of the event giving rise to the charge (the “Chargeable Event”), pursuant to section 4(4)(a) of the SSCBA. The Primary Contributions (if any) shall be payable with respect to the Fair Market Value of the shares of Common Stock acquired upon settlement of the award of Performance Units or otherwise on the gain arising as a result of the Chargeable Event. This election does not apply in relation to any liability, or any part of any liability, arising as a result of regulations being given retrospective effect by virtue of section 4B(2) of either the Social Security Contributions and Benefits Act 1992 or the Social Security Contributions and Benefits (Northern Ireland) Act 1992.
          (b) Subject to an election to the contrary, the Employer is liable to pay secondary Class 1 National Insurance Contributions upon the occurrence of the Chargeable Event (the “Secondary Contributions”). Participant and the Company (on behalf of the Employer) hereby elect that the entire liability (if any) to pay Secondary Contributions is hereby transferred to Participant. The Secondary Contributions shall be payable with respect to the Fair Market Value of the shares of Common Stock on the date the award of Performance Units is settled or otherwise on the gain as a result of the Chargeable Event.
          (c) Participant hereby authorizes the Company and Employer to deduct Primary and Secondary Contributions where a payment is due for the assignment or release of the award of Performance Units.
          To satisfy the Primary and Secondary Contributions, the Company may withhold otherwise deliverable shares of Common Stock upon the Chargeable Event having a Fair Market Value equal to the minimum amount required to be withheld for the payment of the Primary and Secondary Contributions pursuant to such procedures as the Plan Administrator may specify from time to time. The Company will not retain fractional shares of Common Stock to satisfy any portion of the Primary and Secondary Contributions. If the Plan Administrator determines that the withholding of whole shares of Common Stock results in an over-withholding to meet the minimum Primary and Secondary Contributions requirements, a reimbursement will be made to the Participant as soon as administratively possible.
          If the Company does not withhold in shares of Common Stock as described above, the Participant hereby authorizes the Company or the Employer to collect Primary and Secondary Contributions from the Participant at the time of the Chargeable Event by requiring Participant:
               (i) to deliver cash or cleared funds to the Employer at that time, or
               (ii) to (a) sell some of the shares of Common Stock which Participant is entitled to receive upon settlement of the award of Performance Units (where applicable) through a Company-designated broker and (b) instructing the broker to immediately remit sufficient funds from such sale to the Company or the Employer to satisfy the Primary and Secondary Contributions. Such funds shall be transmitted to the Employer within 30 days of settlement of the award of Performance Units or (if earlier) within 14 days of the end of the tax month during which the Chargeable Event occurred.
          The determination of whether Primary and / or Secondary Contributions are to be accounted for and if so the amount due upon the occurrence of the Chargeable Event shall be assessed by the Company or the Employer having regard to the National Insurance Contribution rates in force at the time of the Chargeable Event and the prevailing legislation. The Company’s (or Employer’s) determination shall be final and binding on Participant.
          (d) Participant and the Company (on behalf of the Employer) agree to be bound by the terms of this Election.
          (e) This Election shall continue in effect until such time (if ever) it should cease to have effect, which shall be on the earlier of the following events:
               (i) agreement of both Participant and the Company (on behalf of the Employer) that the Election shall cease to have effect;
               (ii) the Election ceases to have effect in accordance with its terms; and
               (iii) notice is given to the Participant by Employer terminating the effect of the election.
          In the event that the Inland Revenue notifies the Employer that the approval has been withdrawn in relation to any future Elections, the Employer will notify Participant within 14 days of receipt of the notice of withdrawal.
          (f) The Employer agrees to pay the Secondary Contributions to the Inland Revenue on behalf of Participant within 14 days after the end of the tax month during which the Chargeable Event occurred. The Employer will report to the Inland Revenue:
               (i) details of the amount of NIC arising upon occurrence of the Chargeable Event;
               (ii) the amount of the liability which was transferred by way of the Election; and
               (iii) the date on which the transferred liability was paid to the Collector of Taxes.
          The Company undertakes to provide the Employer with sufficient information to enable the Employer to comply with the above reporting requirements.
          (g) The arrangements for the payment of Primary and Secondary Contributions (where due) by the Participant shall apply whether the Participant has ceased employment or has left the UK.
     9. Rights as Stockholder. Neither the Participant nor any person claiming under or through the Participant will have any of the rights or privileges of a stockholder of the Company in respect of any shares of Common Stock deliverable hereunder unless and until certificates representing such shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant.
     10. No Effect on Service. The Participant’s service with the Company and its Subsidiaries is on an at-will basis only. Accordingly, the terms of the Participant’s service with the Company and its Subsidiaries will be determined from time to time by the Company or the Subsidiary employing or retaining the Participant (as the case may be), and the Company or the Subsidiary, as applicable, will have the right, which is hereby expressly reserved, to terminate or change the terms of the employment or service of the Participant at any time for any reason whatsoever, with or without good cause.
     11. Address for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company at 495 East Java Drive, Sunnyvale, CA 94089, Attn: Stock Administration, or at such other address as the Company may hereafter designate in writing.
     12. Grant is Not Transferable. Except to the limited extent provided in paragraph 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.
     13. Leave of Absence. The following provisions shall apply upon Participant’s commencement of an authorized leave of absence:
          (a) If the leave of absence is protected by any statute such that re-employment upon expiration of such protected leave is guaranteed, the Performance Units awarded by this Agreement that are scheduled to vest shall be modified as follows:
               (i) The vesting schedule in effect under this Agreement shall continue for a period of up to twelve (12) weeks from the first day of the authorized leave. If Participant does not resume active Employee status within such twelve (12)-week period, then no Service credit shall be given for the balance of the leave of absence, unless applicable laws governing such statutory leave would require a longer vesting continuance period, in which case vesting shall continue as provided in this Agreement for such period required by such statute.
          (b) If the leave of absence is not protected by statute such that re-employment upon expiration of such leave is not guaranteed by statute, the Performance Units awarded by this Agreement that are scheduled to vest shall be modified as follows:
               (i) The vesting schedule in effect under this Agreement shall be frozen as of the first day of the authorized leave.
               (ii) Should Participant resume active Employee status within sixty (60) days after the start date of the authorized leave, Participant shall, for purposes of the vesting schedule set forth in this Agreement, receive Service credit for the entire period of such leave. If Participant does not resume active Employee status within such sixty (60)-day period, then no Service credit shall be given for the period of such leave.
     14. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
     15. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the shares of Common Stock upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of shares to the Participant (or his estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. Where the Company determines that the delivery of the payment of any Shares will violate federal securities laws or other applicable laws, the Company will defer delivery until the earliest date at which the Company reasonably anticipates that the delivery of shares will no longer cause such violation. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.
     16. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.
     17. Administrator Authority. The Plan Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Performance Units have vested). All actions taken and all interpretations and determinations made by the Plan Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons. No member of the Plan Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.
     18. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
     19. Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.
     20. Labor Law. By accepting this award of Performance Units, the Participant acknowledges that: (a) the grant of this award of Performance Units is a one-time benefit which does not create any contractual or other right to receive future grants of Performance Units, or benefits in lieu of Performance Units; (b) all determinations with respect to any future grants, including, but not limited to, the times when the Performance Units shall be granted, the number of shares of Common Stock issuable pursuant to each award of Performance Units, the time or times when Performance Units shall vest, will be at the sole discretion of the Company; (c) the Participant’s participation in the Plan is voluntary; (d) this award of Performance Units is an extraordinary item of compensation which is outside the scope of the Participant’s employment contract, if any; (e) this award of Performance Units is not part of the Participant’s normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (f) the vesting of this award of Performance Units ceases upon termination of Service for any reason except as may otherwise be explicitly provided in the Plan or this Agreement; (g) the future value of the underlying shares of Common Stock is unknown and cannot be predicted with certainty; (h) this award of Performance Units has been granted to the Participant in the Participant’s status as an Employee, a non-employee member of the Board or a consultant or independent advisor of the Company or its Parent or Subsidiary; (i) any claims resulting from this award of Performance Units shall be enforceable, if at all, against the Company; and (j) there shall be no additional obligations for the Participant’s Employer as a result of this award of Performance Units.
     21. Disclosure of Participant Information. By accepting this award of Performance Units, the Participant consents to the collection, use and transfer of personal data as described in this paragraph. The Participant understands that the Company and its Parent and Subsidiaries hold certain personal information about him or her, including his or her name, home address and telephone number, date of birth, social security or identity number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all awards of Performance Units or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in his or her favor, for the purpose of managing and administering the Plan (“Data”). The Participant further understands that the Company and/or its Parent or Subsidiaries will transfer Data among themselves as necessary for the purpose of implementation, administration and management of his or her participation in the Plan, and that the Company and/or any of its Parent or Subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. The Participant authorizes the Company to receive, possess, use, retain and transfer the Data in electronic or other form, for the purposes of implementing, administering and managing his or her participation in the Plan, including any requisite transfer to a broker or other third party with whom he or she may elect to deposit any shares of Common Stock acquired from this award of Performance Units of such Data as may be required for the administration of the Plan and/or the subsequent holding of the shares of Common Stock on his or her behalf. The Participant understands that he or she may, at any time, view the Data, require any necessary amendments to the Data or withdraw the consent herein in writing by contacting the Human Resources Department and/or Stock Administration Department for his or her Employer.